

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



February 14, 2005

David M. Becker
Vice President and General Counsel
9000 West 67th Street
P.O. Box 2972
Shawnee Mission, KS 66201

Re: Seaboard Corporation
Incoming letter dated December 29, 2004

Dear Mr. Becker:

This is in response to your letter dated December 29, 2004 concerning the shareholder proposal submitted to Seaboard by the Sierra Club. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Larry Fahn
Sierra Club President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441



VIA OVERNIGHT MAIL

December 29, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Seaboard Corporation, a Delaware corporation ("Seaboard" or the "Company") files this letter under Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Seaboard's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Seaboard's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by the Sierra Club (the "Proponent"). Seaboard asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Seaboard excludes the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(3), on grounds that the Proposal is so vague, indefinite and misleading, that the shareholders and the Company would be unable to determine what further action should be taken if it is adopted.

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. One additional copy of this letter is also attached, along with a self-addressed return envelope, for the purpose of the Commission returning to the Company a file-stamped receipt copy of this letter for the Company's records. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from its 2005 Proxy Materials. The Company presently intends to file its definitive 2005 Proxy Materials on or after March 21, 2005. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Commission.

9000 West 67th Street • P.O. Box 2972 • Shawnee Mission, KS 66201 • PHONE: 913-676-8800 / FAX: 913-676-8872 / Telex: 209513 SAMC UR

I. The Proposal

Seaboard received the Proposal on November 11, 2004. The Proposal proposes that the following resolution, together with its supporting material, be included with the Company's 2005 Proxy Materials and submitted to the Company's shareholders:

> RESOLVED: Shareholders request that Seaboard Corporation prepare a sustainability report, at reasonable cost and omitting proprietary information, examining the environmental impacts of both company-owned and contract farms. The report should be made available to shareholders by April 2006.

II. Grounds for Exclusion

The Company believes that the Proposal may be excluded from the Company's 2005 Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading, in violation of Rule 14a-9 under the Exchange Act.

A. **Excluding the Proposal Under Rule 14a-8(i)(3) - Generally.**

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...."

Staff Legal Bulletin No. 14B (September 15, 2004) states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the company demonstrates objectively that a factual statement is materially false or misleading." Moreover, Staff Legal Bulletin No. 14B also states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. See, e.g., Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. See e.g., Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Exxon Baldwin Corporation (February 20, 1998).

A shareholder proposal is vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any action(s) ultimately taken by the company upon implementation of the proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal. See, Occidental Petroleum Corporation (February 11, 1991). Vague and indefinite proposals permit neither the shareholders voting on the proposals, nor the companies, in implementing the proposals, to be able to determine with any reasonable certainty exactly what actions or measures the proposals require. See, Philadelphia Electric Company (July 30, 1992). See also, Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), each of which is discussed below.

B. **The resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.**

The Company believes that the resolution contained in the Proposal is so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the proposal if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Company's belief in this regard is consistent with the analysis and reasoning of a number of recent no-action letters in which the Staff permitted other companies to exclude similar shareholder proposals on vagueness grounds. See, Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), each of which is discussed below.

The Proposal requests that the Company prepare a "sustainability report" and that said "sustainability report" shall examine "the environmental impacts of both company-owned and contract farms." The Proposal does not, however, define or explain what a "sustainability report" is, or provide any guidance regarding what type, quality or quantity of information regarding "the environmental impacts of both company-owned and contract farms" should, could or would be included in such a "sustainability report."

In its apparent objective, the Proposal appears to be the progeny of an earlier, and recent, generation of shareholder proposals that requested companies to prepare "sustainability reports," or reports on "sustainability," based on the Global Reporting Initiative ("GRI") Sustainability Reporting Guidelines (the "GRI Guidelines"). Where the Staff has considered these earlier generation of shareholder proposals for "sustainability reports," the Staff has consistently permitted the companies subject of such proposals to exclude the same under Rule 14a-8(i)(3) from their proxy materials on vagueness grounds. See, Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004). Please consider the following regarding these prior letters:

(i) In Smithfield Foods, Inc. (July 18, 2003), a Smithfield Foods shareholder proposed that the company prepare "a report based upon the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of its hog production operations..." Smithfield Foods argued that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading in that, among other things, (1) the proposal contained no description or summary of the GRI Guidelines, or instruction on how the company was to use the GRI Guidelines; (2) that the GRI Guidelines themselves were vague; and (3) the proposal gave no guidance as to how the company was to disseminate any such report. In its letter of July 18, 2003, the Staff granted no-action to Smithfield Foods regarding its exclusion of the proposal under Rule 14a-8(i)(3).

(ii) In Dean Foods Company (February 25, 2004), a Dean Foods shareholder proposed that the company prepare "a sustainability report...based on the Global Reporting Initiative's sustainability reporting guidelines..." Relying primarily on Smithfields Foods, Inc. (July 18, 2003), and advancing the same argument made by Smithfield Foods, Inc., as described above, Dean Foods asserted that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading. According to Dean Foods, it was "very likely that the Company's shareholders would have various expectations regarding what they are voting on when reviewing this Proposal and the Company would have difficulty determining what course to take if the Proposal was adopted and the Company determined to implement the Proposal." In its letter of February 25, 2004, the Staff granted no-action to Dean Foods regarding its exclusion of the proposal under Rule 14a-8(i)(3).

(iii) In Terex Corporation (March 1, 2004), a Terex shareholder proposed that the company prepare "a GRI –based sustainability report..." In response, Terex asserted that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading in that, among other things, (1) "the Proposal does not provide any meaningful disclosure concerning the complexity and extent of the GRI Guidelines," such that "Terex stockholders will not understand the burden imposed on Terex from complying with the Proposal"; and (2) "Terex will be unable to determine if it is complying with the intent of the Proposal because the GRI Guidelines are continuing to evolve." In its letter of March 1, 2004, the Staff granted no-action to Terex regarding its exclusion of the proposal under Rule 14a-8(i)(3).

(iv) In Lowe's Companies, Inc. (March 3, 2004), a Lowe's shareholder proposed that the company prepare "a sustainability report...based on the Global Reporting Initiative's sustainability reporting guidelines..." Relying primarily on Smithfields Foods, Inc. (July 18, 2003), Lowe's argued that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading in that, among other things, (1) the proposal contained no description or summary of the GRI Guidelines, or instruction on how the company was to use the GRI Guidelines (citing also, Johnson & Johnson (February 7, 2003) and Kohl's Corporation (March 13, 2001)); (2) that the GRI Guidelines themselves were vague; and (3) the proposal gave no guidance as to how the company was to disseminate any such report. In its letter of March 3, 2004, the Staff granted no-action to Lowe's regarding its exclusion of the proposal under Rule 14a-8(i)(3).

(v) In The Kroger Co. (March 19, 2004), a Kroger shareholder proposed that the company prepare "a sustainability report...based on the Global Reporting Initiative's sustainability reporting guidelines..." Relying in part on Smithfields Foods, Inc. (July 18, 2003), Kroger argued that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading in that, among other things, (1) the proposal contained only a "brief one-sentence description of the Guidelines and provides no background information on the Guidelines to the shareholders," or instruction on how the company was to use the GRI Guidelines (citing also, Johnson & Johnson (February 7, 2003) and Kohl's Corporation (March 13, 2001)); (2) that the GRI Guidelines themselves were vague; and (3) the proposal gave no guidance as to how the company was to disseminate any such report. In its letter of March 19, 2004, the Staff granted no-action to Kroger regarding its exclusion of the proposal under Rule 14a-8(i)(3).

(vi) In ConAgra Foods, Inc. (July 1, 2004), a ConAgra shareholder proposed that the company prepare "a sustainability report...based on the Global Reporting Initiative's sustainability reporting guidelines..." Relying on Smithfields Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004) and The Kroger Co. (March 19, 2004), ConAgra argued that the proposal should be excluded from its proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading in that, among other things, (1) the proposal "lacks a meaningful description of the Guidelines' substantive provisions," or instruction on how the company was to use the GRI Guidelines; (2) that the GRI Guidelines themselves were vague; and (3) the proposal gave no guidance as to how the company was to disseminate any such report. In its letter of July 1, 2004, the Staff granted no-action to ConAgra regarding its exclusion of the proposal under Rule 14a-8(i)(3).

The Staff's treatment of the earlier generation of shareholder proposals for "sustainability reports," as reflected in Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), as described above, is highly instructive as it concerns the Proposal. Where the Staff permitted those companies to exclude proposals for "sustainability" reporting based on the GRI Guidelines on vagueness grounds, it surely must be the case that a proposal for a "sustainability report," such as the Proposal, without even so much guidance such as provided for by a reference to the GRI Guidelines is more, not less, vague than proposals for a "sustainability report" based on the GRI Guidelines. As Lowe's argued in Lowe's Companies, Inc. (March 3, 2004):

> Absent a clearly defined request, it is difficult for a shareholder to determine what the content of any report prepared by the Company would be, whether the report

> is worth the expenditure of management time and the financial resources necessary to prepare the report and whether the report would even be useful to investors or management...[and]...Once approved, the Company would struggle with, among other things, what the report must cover, which standards must be applied and how the information must be presented. The Proposal is vague in this respect and the Company cannot look to the Guidelines to clarify because the Guidelines themselves do not provide adequate guidance...

The analysis and reasoning of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004) would compel the conclusion that the Proposal could be excluded from Seaboard's 2005 Proxy Materials if the Proposal expressly called for a "sustainability report" based on the GRI Guidelines. The Staff has agreed in each of those cases that the mere reference to the GRI Guidelines, and perhaps the GRI Guidelines themselves, provide inadequate information to shareholders and companies as to what the proposed "sustainability report" would be comprised of and how such a report would be prepared. In each of those cases, the proposals for a "sustainability report" were excluded from company proxy materials under Rule 14a-8(i)(3) as vague, indefinite and misleading despite the reference to the GRI Guidelines.

Seaboard contends that the Proposal is similarly excludable as vague, indefinite and misleading under Rule 14a-8(i)(3) because the Proposal does not even refer to the GRI Guidelines, let alone describe the GRI Guidelines or how the GRI Guidelines should be used to prepare the "sustainability report" called for by the Proposal. Neither does the Proposal otherwise provide any guidance regarding what the proposed "sustainability report" would be comprised of and how such a report would be prepared. Seaboard believes that the failure of the Proponent to provide any such guidance, whether by reference to and description of the GRI Guidelines, or otherwise by explaining what the proposed "sustainability report" would be comprised of and how such a report would be prepared, renders the Proposal vague, indefinite and misleading under the authority of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), and thus excludable under Rule 14a-8(i)(3). As stated above, it surely must be the case that a proposal for a "sustainability report," such as the Proposal, without even so much guidance such as provided for by a reference to the GRI Guidelines is more, not less, vague than proposals for a "sustainability report" based on the GRI Guidelines.

And indeed, the *proponent* of the "sustainability report" in Lowe's Companies, Inc. (March 3, 2004) made this very same argument in response to Lowe's letter to the Staff seeking to exclude that proposal under Rule 14a-8(i)(3). In its letter to the Staff, Lowe's asserted that the precedent of Johnson Controls, Inc. (November 14, 2002) (which is distinguished below), where the Staff refused to grant no-action to the company seeking to exclude a proposal for a report discussing "sustainability," was distinguished from the proposal in Smithfield Foods, Inc. (July 18, 2003) (where the Staff permitted to company to exclude a proposal, as described above) "because the Johnson Controls proposal did not refer to the Guidelines or any other standards upon which that sustainability report should be based." In response to this argument, the proponent countered that Lowe's was asserting, by making that argument, "that proposals...which do mention a particular set of guidelines, are excludable, while those that do not specify standards upon which a sustainability report should be based are permissible. We find this line of argument puzzling."

It is Seaboard's belief that the Proposal is, as suggested above, the progeny of that earlier, and recent, generation of shareholder proposals that requested companies to prepare "sustainability reports," or reports on "sustainability," based on the GRI Guidelines. Seaboard believes that the Proponent submitted the Proposal as it is, without any reference to the GRI Guidelines, because Proponent well understood that the authority of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004) compelled it to take a different approach than that of the proponents in those cases. Given the weight of this authority, Seaboard believes that the Proponent was correct in not submitting a proposal for a "sustainability report" based on GRI Guidelines, without any further description of the GRI Guidelines or how to use them to prepare the requested report. However, Seaboard believes that the Proponent erred in failing to otherwise provide the Company and its shareholders with any guidance regarding what the proposed "sustainability report" would be comprised of and how such a report would be prepared. Moreover, if Proponent were to contend that the Proposal is *not* the progeny of that earlier, and recent, generation of shareholder proposals that requested companies to prepare "sustainability reports," or reports on "sustainability," based on the GRI Guidelines, Seaboard believes that that contention would be only further evidence that the Proposal is vague, indefinite and misleading. Seaboard and its shareholders would be well within what is reasonable to assume that the Proposal implicitly calls for a sustainability report based on the GRI Guidelines. However, neither Seaboard or its shareholders should have to make that assumption. If the Proponent is suggesting that the Company prepare a sustainability report based on the GRI Guidelines, Proponent surely owes it to the Company and its shareholders to say so. Similarly, if the Proponent is suggesting that the Company prepare a sustainability report, but does not intend for the sustainability report to be based on the GRI Guidelines, Proponent surely owes it to the Company and its shareholders to explain what exactly it means by "sustainability report."

C. **The Johnson Controls No-Action Letter (November 14, 2002) is Distinguished**

In Johnson Controls, Inc. (November 14, 2002), referred to above, a Johnson Controls shareholder proposed that the company prepare "a report dealing with the social and environmental issues related to sustainability." Johnson Controls argued, among other things, that the proposal was vague and indefinite and excludable under Rule 14a-8(i)(3) on grounds that the proposal did not "provide either the Company or shareholders with enough information to determine the full effects of its implementation because its failure to provide basic definitions makes it impossible for the shareholders to understand...what is being asked of them..." In its letter of November 14, 2002, however, the Staff rejected Johnson Controls' arguments and refused to grant no-action regarding its exclusion of the proposal under Rule 14a-8(i)(3). Seaboard contends that this precedent is distinguished from the Proposal subject of this letter and should not be construed against excluding the Proposal from the Company's 2005 Proxy Materials under Rule 14a-8(i)(3).

To begin, the Johnson Controls, Inc. (November 14, 2002) letter is prior to, and uninformed by, the analysis and reasoning of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004). Next, the proposal in Johnson Controls, Inc. (November 14, 2002) did not call for an indeterminate "sustainability report" as does the Proposal, which, as described above, is problematic. Finally, and most importantly, the proposal in Johnson Controls, Inc. (November 14, 2002) was very much unlike the Proposal in that it did provide at least some minimum amount of guidance to the company and its shareholders as to what the proposed report would be comprised of and how such a report would be prepared. In the supporting statement to the proposal, the proponent indicated that the proposed report "should include...[t]he company's operating definition of sustainability...[a] review of current company policies and practices related to social, environmental and economic sustainability...[and]...[a] summary of long-term plans to integrate sustainability objectives throughout company operations." While Seaboard would contend that this guidance provided in Johnson Controls, Inc. (November 14, 2002) would be inadequate under the authority of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), it is nonetheless more guidance than the Proponent has provided to Seaboard and its shareholders with respect to the Proposal.

D. The Hormel Foods Corporation No-Action Letter (October 22, 2004) is Distinguished

In Hormel Foods Corporation (October 22, 2004), a Hormel Foods shareholder proposed that the company prepare "a sustainability report...examining the environmental impacts of both company-owned and contract livestock operations." Hormel Foods argued, among other things, that the proposal was vague and indefinite and excludable under Rule 14a-8(i)(3) on grounds that, among other things, the proposal "requests that the Company issue a 'sustainability report,' but it provides no explanation of what is meant by the term 'sustainability report'...provides no specific guidelines outlining in detail what is required in the report...[and]...requests that the Company 'issue' a sustainability report, without specifying what the Company must do to 'issue' it. "In its letter of October 22, 2004, however, the Staff rejected Hormel Foods' arguments and refused to grant no-action regarding its exclusion of the proposal under Rule 14a-8(i)(3). Seaboard acknowledges that this proposal in Hormel Foods Corporation (October 22, 2004) is analogous to the Proposal. Seaboard contends, however, that this precedent is distinguished from the Proposal subject of this letter and should not be construed against excluding the Proposal from the Company's 2005 Proxy Materials under Rule 14a-8(i)(3).

To begin, Hormel Foods simply failed to identify and apply the authority of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004) to the proposal under consideration, and failed to raise the application of that authority to the Commission or the Staff. Seaboard would suggest that if Hormel Foods had applied the analysis and reasoning of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004) to that proposal, the Staff may have reached a different conclusion, particularly if the proponent in Hormel Foods had not otherwise provided guidance to the company and its shareholders as to what the proposed report would be comprised of and how such a report would be prepared. And it is on this point, finally, and most importantly, that Hormel Foods Corporation No-Action Letter (October 22, 2004) is distinguished. The proposal in Hormel Foods Corporation (October 22, 2004) was very much unlike the Proposal in that it did provide at least some minimum amount of guidance to the company and its shareholders as to what the proposed report would be comprised of and how such a report would be prepared. In the supporting statement to the proposal, the proponent indicated that the proposed report "include information relating to water usage, significant air emissions, water sources and other ecosystems affected by runoff and discharges, indices of fines for non-compliance associated with environmental issues and the performance of suppliers relative to environmental guidelines and programs currently used by the company." Even if such guidance is sufficient under the authority of Smithfield Foods, Inc. (July 18, 2003), Dean Foods Company (February 25, 2004), Terex Corporation (March 1, 2004), Lowe's Companies, Inc. (March 3, 2004), The Kroger Co. (March 19, 2004) and ConAgra Foods, Inc. (July 1, 2004), which cannot be said because that authority was not a part of the analysis in Hormel Foods Corporation (October 22, 2004), the Proponent has provided no such guidance to Seaboard and its shareholders with respect to the Proposal.

III. Conclusion

Based on the foregoing, Seaboard believes that the Proposal may be excluded from the Company's 2005 Proxy Materials under Rule 14a-8(i)(3) because it is vague, indefinite and misleading, in violation of Rule 14a-9 under the Exchange Act, and Seaboard respectfully requests that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials on that basis. If the Staff has any questions or comments regarding this letter, please contact the undersigned at (913) 676-8925.

Thank you for your consideration.

Very truly yours,

SEABOARD CORPORATION



David M. Becker
Vice President and General Counsel

R:\LEGAL\SFPORK\1229SEC(SHProposal).DOC

EXHIBIT A


SIERRA
CLUB
FOUNDED 1892

November 11, 2004

Mr. David Becker
Vice President and General Counsel
Seaboard Corp.
9000 West 67th Street
Shawnee Mission, Kansas 66202

Via Fax (913) 676-8872 and FedEx

Dear Mr. Becker,

RE: Shareholder Proposal for 2005 Annual Meeting

Enclosed, please find a shareholder resolution that Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2005; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed please also find a written statement from Deborah Gaylord, a registered Representative at Charles Schwab & Co., our broker, verifying our continuous ownership of the requisite valued Seaboard shares since November 28, 2000.

We look forward to additional discussions with you regarding sustainability issues. Please contact me, Larry Fahn, Sierra Club President, at 311 California Street, Suite 510, San Francisco, CA 94104 to let us know that you have received our proposal. I can also be reached by telephone at (415) 391-3246 or by e-mail at Larry.Fahn@sierraclub.org.

Sincerely,

Larry Fahn
Sierra Club President

LF:kmt

Enclosures (2)


SIERRA
CLUB
FOUNDED 1892

SEABOARD CORPORATION 2005 SHAREHOLDER RESOLUTION FOR A SUSTAINABILITY REPORT

RESOLVED: Shareholders request that Seaboard Corporation prepare a sustainability report, at reasonable cost and omitting proprietary information, examining the environmental impacts of both company-owned and contract farms. The report should be made available to shareholders by April 2006.

We believe responsible implementation of a sound, credible environmental policy increases long-term shareholder value by raising efficiency, decreasing clean-up costs, reducing litigation, and enhancing public image and product attractiveness. Adherence to public standards for environmental performance gives a company greater public credibility than standards created by industry alone.

Seaboard Corporation faces serious environmental liability. According to, a summary of the regional economic effects of concentrated animal feeding operations (CAFOs) by Dr. William J. Weida, Department of Economics, The Colorado College, Colorado Springs, CO, the cost of lagoon closures in 1995 dollars is $42,000 a surface acre. This cost could pose a detriment to the income of shareholders if Seaboard is in control of substantial numbers of CAFOs with lagoons or other animal manure at sites nearing retirement age.

Public health presents an obvious concern According to Dr. Weida, pathogens present in hog manure could be transported to ground water supplies through improperly sealed wells or other naturally occurring pathways. Studies released since 1999 have found that a broad profile of chemical and microbial constituents are present in both ground and surface water proximal to large-scale swine operations--chemical (pesticides, antibiotics, heavy metals, minerals, and nutrients) and microbial (Escherichia coli, Salmonella sp., Enterococcus sp., Yersinia sp., Campylobacter sp., Cryptosporidium parvum) contaminants were present.

Moreover, an article in the 2001 Appraisal Journal cited several studies from across the county documenting proximate property values negatively impacted when located near a CAFO. Case studies from Washington and Michigan states show a 50% reduction. Also, a Nebraska Appellate Court ruled in favor of Livingston v. Jefferson County when a CAFO operator protested his property value based on his own proximity to his hog confinement. The court ordered the lower state Tax Equalization Review Commission to grant him a 30% reduction. These trends could foretell a future opening for litigation and liability for Seaboard and its shareholders.

We believe shareholders would be well served by a rigorous report outlining the environmental impacts of our company's operations. We urge you to vote FOR this resolution.

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierra club.org

charles SCHWAB

November 3, 2004

The Sierra Club Inc.
Attn: Hamilton Leong
85 2nd St. Fl 2
San Francisco, CA 94105

RE: Account # SF 8769-0836

Dear Mr. Leong:

I am writing at your request of November 3, 2004, to confirm the number of shares of Seaboard Corp. (SEB) held in the street name of Charles Schwab & Co., Inc. for the benefit of The Sierra Club Inc. account # SF 8769-0836.

The Sierra Club purchased 18 shares of Seaboard Corp. (SEB) on 11/28/00 and purchased 1 additional share on 6/25/03. The Sierra Club has continuously held 19 shares of (SEB) since 6/25/03.

Please feel free to call me at (602) 355-3476 should you have any further questions or concerns.

Sincerely,



Deborah Gaylord
Service Recovery Specialist
Charles Schwab & Co. Inc.,

SEABOARD
CORPORATION

VIA OVERNIGHT MAIL, FACSIMILE – (415) 391-3245
AND EMAIL – Larry.Fahn@sierraclub.org

November 19, 2004

Larry Fahn
Sierra Club President
311 California Street, Suite 510
San Francisco, California 94104

RE: Shareholder Proposal for 2005 Annual Meeting

Dear Mr. Fahn:

Seaboard Corporation ("Seaboard") has received your letter dated November 11, 2004 concerning a shareholder resolution and supporting statement (the "Resolution") submitted for inclusion in Seaboard's Proxy for its 2005 annual meeting. Seaboard believes that your submission does not meet the requirement of Rule 14a(8) of the Securities Exchange Act of 1934. In particular, Rule 14a(8)(i)(7) provides that a proposal or supporting statement may be excluded if the proposal deals with a matter relating to the company's ordinary business operations. Seaboard believes that details related to the environmental impacts of company-owned and contract farms, the company's environmental policies, and the costs of lagoon closures come within Seaboard's ordinary business operations.

If the Sierra Club wishes to address this deficiency, the response to Seaboard must be postmarked, or transmitted electronically, no later than 14 days after you receive this letter.

Very truly yours,

SEABOARD CORPORATION



David M. Becker
Vice President and General Counsel

cc: kate.truka@sierraclub.org

R:\LEGAL\SFPORK\1119fahn.doc

Ziegenbein, Lynette

From: Becker, David
Sent: Friday, November 19, 2004 2:48 AM
To: LARRY.FAHN@SIERRACLUB.ORG
Cc: Becker, David; Ziegenbein, Lynette; kate.truka@sierraclub.org
Subject: Shareholder Proposal for 2005 Annual Meeting



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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Seaboard Corporation
Incoming letter dated December 29, 2004

The proposal requests that the board issue a sustainability report examining the environmental impacts of company-owned and contract farms.

We are unable to concur in your view that Seaboard may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Seaboard may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Daniel Greenspan
Attorney-Advisor